

# EXHIBIT D:
# OFFICERS AND DIRECTORS OF THE
# COMPANY – WORK HISTORY DOCUMENTS



# VANAJA V. RAGAVAN, M.D.

Dr. Ragavan is a board-certified endocrinologist, educated at Harvard College (AB) and NYU School of Medicine (MD) whose career has spanned positions at FDA, global pharmaceutical and biotech companies and as an entrepreneur and consultant. As an entrepreneur, Dr. Ragavan has been a founder of two companies, one of which has exited. She has been involved in all aspects of company start up, including licensing, technology transfer, business strategy, due diligence and fund raising. Dr. Ragavan founded Aviana Molecular Technologies in 2009 in to develop a biosensor technology platform for a Point of Care Diagnostic for human health and veterinary applications. For the past 6 years, Dr. Ragavan has been actively involved in startup drug, device and diagnostic companies as an investor, as a part of the management team or as a consultant. Prior to this work in the startup area, Dr. Ragavan is a board-certified endocrinologist who has worked in the pharmaceutical industry for over eighteen years. Dr. Ragavan has worked in a significant variety of therapeutic areas, including women's health, diabetes, metabolic/endocrine, psychiatry/neurology/CNS, cardiovascular, pain management, cancer and urology and has advised device and diagnostic firms. She has worked as a medical reviewer at the Food and Drug Administration, where she was responsible for drug review and approvals in a number of areas of women's health, including contraception, reproductive diseases, and reproductive hormones in cancer and post-partum lactation. While at the FDA, she was responsible for the rewriting of oral contraceptive labeling and the approval of drugs for reproductive endocrinology and contraception.

In 2007, Dr. Ragavan was invited to participate at the Harvard Women in Science Program where she led a panel on drug discovery and development.

Dr. Ragavan has worked at several pharmaceutical companies in clinical research and development, and strategic licensing activities, including Wyeth-Ayerst, Novo Nordisk, Aventis, RPR, Novartis, BioRexis and, as a consultant, to a number of small, medium and large pharmaceutical companies. Dr. Ragavan has considerable experience in clinical development, medical affairs and clinical and regulatory approval process. Dr. Ragavan's clinical development focus has involved development from Phases I to IV, although at BioRexis she was also responsible for pre-clinical regulatory studies and translational medicine. In addition to small molecule drugs, she has also worked in biotechnology at BioRexis and advised on endocrine/metabolic, cardiology and infectious diseases. As a consultant to the pharmaceutical industry, Dr. Ragavan has focused on clinical strategic analysis and development, clinical and market research, market focus, alliance management and in-licensing activities. As a consultant, she has worked in a wide variety of therapeutic areas and in device development. In particular, Dr. Ragavan enjoys working with small early stage companies, where she has often provided early clinical strategy and inputted or written many business plans and presentations to venture groups.

Dr. Ragavan has completed a comprehensive report on women's health for Drug and Market Development and is editor of a major book on Drug Development for Women, published by John Wiley and Sons, 1998. Dr. Ragavan completed her BA from Harvard University and an MD from New York University. Her endocrine training was completed at Columbia-Presbytarian Medical Center and the University of Pennsylvania.

## EDUCATION:

A.B., Biology, Harvard University, Cambridge, MA

M.D., New York University School of Medicine, New York, NY

## POST-GRADUATE TRAINING:

Downstate Medical Center, Kings County Hospital, Brooklyn, NY
*Intern and Resident, Internal Medicine*

Presbyterian Hospital and Columbia University College of Physicians and Surgeons, New York, NY
*Fellow in Endocrinology*

University of Pennsylvania Medical School, Philadelphia, PA
*Fellow, Endocrine Division, Neuropsychopharmacology Training*
*Grant*

## BOARDS:

Diplomat, American Board of Internal Medicine, 1980
Diplomat, Subspecialty Board in Endocrinology and Metabolism, 1984

## LICENSURE:

*Active:* Pennsylvania,
*Inactive:* District of Columbia, Maryland, Delaware and
New York and Virginia

## EXPERIENCE:

| | |
|---|---|
| 2009-Current | Aviana Molecular Technologies, LLC<br>President and CEO<br>Dr. Ragavan started this company to develop a novel platform technology to detect infectious agents at the point of care when a patient first encounters her or his health practitioner. Dr. Ragavan is Founder, President and CEO of this company |
| 2005- Current | Aviana Consulting, LLC<br>Strategic Clinical, Regulatory and Development strategies in pharmaceuticals and medical devices, focusing on multiple therapeutic areas. |
| 2006-2007 | Science Center, Philadelphia<br>*Senior Vice-President, Clinical Affairs* |

|  | Clinical, Regulatory and Development Strategies in Pharmaceutical and Medical Devices, focusing on new company formation, development of new company concepts leading to capitalization, clinical and development management consulting services to portfolio companies at the Science Center. |
|---|---|
| 2004-2005 | BioRexis Pharmaceutical Corporation
*Vice-President, Clinical and Regulatory Affairs (until 2005), Consultant (Current)* |
| 2003- Current | CRT Pharmaceuticals
*Founder, Advisor* |
| 2001-2004 | Novartis Pharmaceuticals, Inc.
*Executive Director, Women's Health, Global Head of WH Clinical R&D*
Global head of Women's Health within one of the Novartis Therapeutic Franchises, responsible for clinical development and marketing support for several product lines, responsible for the strategic growth of women's health area with activities in in-licensing and alliances and for management of a clinical group and budgets and resources. |
| 1998-2001 | RPR/Aventis, Collegeville/Bridgewater, NJ
*Consultant (1998/2000)*
*Senior Therapeutic Leader/Bone/Rheumatology/HRT (9/2000 to current)* |
| 1996-2000 | Aviana Consulting, Wynnewood, PA
*Consultant* |
| 1995- 1996 | Columbia Laboratories, Inc., New York, NY
*Consulting Medical Director*

As medical director of the women's health products, responsible for the clinical development of the company's line of products for the US market. |
| 1993-1995 | Wyeth-Ayerst Research, Radnor, PA
*Senior Director, Alliance Management, Women's Health*
*Research Institute.*

Responsible for contributions to the global strategic planning in the women's health area and for evaluation of products to in-license into the company. |
| 1992-1993 | Novo Nordisk Pharmaceuticals, Inc. Princeton, NJ
*Director, Pharmaceutical Clinical Development*

As director of the women's health products, responsible for the clinical development of the company's line of products for the US market. In |

specific, is responsible for Phase I-III development of the products for US development.

| | |
|---|---|
| 1991-1992 | Biometric Research Institute, Arlington, VA<br>*Senior Technical Advisor* |

1987-1991         Food and Drug Administration, Fertility and Maternal Health
Drug Group, Division of Endocrine and Metabolic Drug Products,
Rockville, MD
*Medical Officer*

Involved in the regulatory review of over 100 IND's, four complete NDA's and several post-marketing issues, including the analyses of overall research strategies and consultations to improve the scope of clinical investigations. Performed multiple consultation to the Generic and Orphan Drug Divisions and other reviewing panels of the FDA. Specifically involved in the review of reproductive endocrine diseases such as endometriosis, leiomyomata, hirsutism, osteoporosis (as seen in premenopausal women who are rendered hypogonadal), in-vitro fertilization, oral and vaginal contraception, breast and ovarian cancers, premenstrual syndrome, and other health issues affecting women.

1991-1992         Georgetown University Medical Center, Washington, DC
*Clinical Associate Professor*

Attended the endocrine clinic one morning a week.

1987-1991         Walter Reed Army Medical Center, Washington, DC
*Consultant, Endocrine Division*

Attended the endocrine clinic once a week as part of professional development.

1986-1987         Veterans Administration Medical Center, Coatesville, PA
*Acting Chief, Medical Services*

1982-1986         Veteran Administration Medical Center, Coatesville, PA
*Staff Physician*

1986-1987         Thomas Jefferson School of Medicine, Philadelphia, PA
*Clinical Assistant Professor*

1983-1986         Medical College of Pennsylvania, Philadelphia, PA
*Clinical Assistant Professor*

| | |
|---|---|
| 1983-1987 | University of Pennsylvania School of Medicine, Philadelphia, PA
*Clinical Associate* |
| 1982-1983 | Wilmington Medical Center, Wilmington, DE
*Consultant, Private practice* |

## Contact

www.linkedin.com/in/garyfosterlasikcataract (LinkedIn)
eyecenternoco.com/meet-our-doctor/gary-foster-m-d/ (Company)
www.facebook.com/GaryFosterMd (Other)
www.garyfostermd.com (Blog)

## Top Skills

Cataract Surgery

LASIK

Refractive Surgery

## Languages

English (Native or Bilingual)

Spanish (Full Professional)

# Gary Foster

Cataract and Refractive Surgeon

Fort Collins, Colorado

## Experience

### The Eye Center of Northern Colorado

Cataract and LASIK Surgeon

September 1995 - Present

### The Eye Center of Northern Colorado

Medical Director of The Eye Laser Center of Northern Colorado

January 2009 - Present

### Central American Eye Clinics

Board Member and Country Chair for El Salvador

2019 - Present

### Universidad Católica de El Salvador

Medical Director, Eye Clinic

2017 - Present

Santa Ana, El Salvador

Charity and Research Clinic

### Aviana Molecular Technologies, LLC

Board Member

2018 - Present

### THRUFOCUS OPTICS, LLC

Chairperson

2017 - Present

### mycore

Chairperson

2016 - Present

### LEGRANDE Corporation

Chairperson

2017 - Present

CONCIERGE KEY Health, LLC
Advisory Board Member
2017 - May 2019 (2 years)

Strathspey Crown Holdings LLC
Superviory Board Member
2016 - May 2019 (3 years)

American Society of Cataract and Refractive Surgery
Chairperson for The Challenging and Complex Cataract Sub-Committee
2015 - May 2019 (4 years)
American Society of Cataract and Refractive Surgery

American Society of Cataract and Refractive Surgery
Cataract Committee Member
2012 - May 2019 (7 years)

Strathspey Crown Holdings LLC
Investment Committee Chairperson, Ophthalmology
2013 - 2016 (3 years)

American Society of Cataract and Refractive Surgery
2 years

Chairperson-Comprehensive Ophthalmology Committee
2012 - 2012 (less than a year)

Comprehensive Ophthalmology Committee
2010 - 2012 (2 years)

———

## Education

Kellogg Executive Education
Physician CEO · (2018 - 2019)

Moran Eye Center
Ophthalmology  · (1991 - 1995)

University of Utah School of Medicine
Doctor of Medicine - MD  · (1987 - 1991)

Brigham Young University
Bachelor of Science - BS

Linn-Mar High School